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                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                 FORM 11-K




         (Mark One)

   [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE  SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1993

                                       OR

   [   ] TRANSITION  REPORT  PURSUANT TO  SECTION  15(d)  OF  THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition  period from                 to


   Commission file number 1-170-2

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AMOCO FOAM PRODUCTS COMPANY
                                 CHIPPEWA FALLS
                          HOURLY EMPLOYEE SAVINGS PLAN

                             1500 West River Street
                          Chippewa Falls, WI 54729-1954

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AMOCO CORPORATION
                             200 East Randolph Drive
                             Chicago, Illinois 60601
                             Telephone 312-856-6111

                                  SIGNATURE

   The Plan.

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   AMOCO FOAM PRODUCTS COMPANY
                                   CHIPPEWA FALLS
                                   HOURLY EMPLOYEE SAVINGS PLAN

                                   By Norwest Bank Wisconsin, N.A.
                                   Plan Trustee



   Date:  May  27, 1994               By             Dale C. Luthy
                                                     Dale C. Luthy
                                             Vice President, Trust Officer


















                                       2.

                        REPORT OF INDEPENDENT ACCOUNTANTS


   To the Board of Directors of Amoco Corporation

   In our opinion, the accompanying statement of financial position and the related statement of income, expenses, and changes in plan equity present fairly, in all material respects, the financial position of the Amoco Foam Products Company Chippewa Falls Hourly Employee Savings Plan at December 31, 1993, and the results of its operations and the changes in its plan equity for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Foam Products Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



   PRICE WATERHOUSE

   Chicago, Illinois
   May 27, 1994
















                                       3.

                           AMOCO FOAM PRODUCTS COMPANY
                                 CHIPPEWA FALLS
                          HOURLY EMPLOYEE SAVINGS PLAN


                         STATEMENT OF FINANCIAL POSITION



                                                           December 31, 1993

    ASSETS


    Investments at market value:
     Amoco Stock Fund                                           $ 44,688
     Equity Fund                                                  81,903
     Money Market Fund                                            54,382
     Balanced Fund                                               151,049
          Total Investments                                      332,022

        Total assets                                            $332,022


    LIABILITIES AND PLAN EQUITY


    Plan equity                                                 $332,022
        Total liabilities and plan equity                       $332,022


        The accompanying notes are an integral part of these statements.









                                       4.

                           AMOCO FOAM PRODUCTS COMPANY
                                 CHIPPEWA FALLS
                          HOURLY EMPLOYEE SAVINGS PLAN

            STATEMENT OF INCOME, EXPENSES, AND CHANGES IN PLAN EQUITY
                      For the year ended December 31, 1993

                                          Amoco                Money
                                          Stock     Equity    Market    Balanced
                                           Fund      Fund      Fund        Fund       Total
   Additions of assets attributed to:

     Employee contributions              $31,906   $61,456    $43,892    $108,100   $245,354
     Employer contributions                8,679    20,343     12,831      37,071     78,924
     Realized gains (losses) on
       sales of investments                    -        97          -          92        189
     Change in unrealized
       appreciation (depreciation) in
       fair value of investments          (2,323)    3,068          -       8,241      8,986
     Interest and dividends                  733        19        886          28      1,666
     Interfund transfers (net)             6,198    (2,112)    (2,807)     (1,279)         -

       Total additions                    45,193    82,871     54,802     152,253    335,119

   Deductions of assets attributed to:

     Distributions to participants           (56)     (387)      (173)       (392)    (1,008)
     Administrative expenses                (449)     (581)      (247)       (812)    (2,089)

       Total deductions                     (505)     (968)      (420)     (1,204)    (3,097)

     Net increase in plan
       equity during the year             44,688    81,903     54,382     151,049    332,022

   Net assets available for plan benefits:

     Beginning of year                         -         -          -           -          -

     End of year                         $44,688   $81,903    $54,382    $151,049   $332,022



             The accompanying notes are an integral part of this statement.

                                       5.

                           AMOCO FOAM PRODUCTS COMPANY
                                 CHIPPEWA FALLS
                          HOURLY EMPLOYEE SAVINGS PLAN
                   __________________________________________

                          NOTES TO FINANCIAL STATEMENTS

   1.   Description of the Plan:

        Amoco Foam Products Company (the "Company") established the Amoco Foam Products Company Chippewa Falls Hourly Employee Savings Plan (the "Plan") effective January 1, 1993. The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions will be held in a trust by an independent trustee for the benefit of participating employees. Norwest Bank Wisconsin, N.A. is the trustee of the Plan (the "Trustee"). The Company reserves the right to amend or terminate the Plan at any time.
   The Plan was not amended during 1993.

        Under the Plan, participating employees can invest a total of 13 percent of pre-tax and/or after-tax earnings, but only the first three percent will be matched by the Company at a rate of $.50 for every $1.00 contributed by the employee. Company contributions are automatically invested in the same way as participants' contributions are invested.

        There were 223 participants in the Plan at December 31, 1993. Participants are fully vested in their contributed accounts. Vesting in Company contribution accounts is dependent upon specific criteria as described in the Plan document.

        Trustee fees, brokerage commissions, and other transaction fees and expenses related to the Amoco Stock Fund, the Equity Fund, the Money
   Market Fund, and the Balanced Fund are paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment elections. Administrative fees for the current plan year were paid by the Company, but may be charged to the Plan in future years at the discretion of Company management and in accordance with the terms of the Plan.

        The contributions are invested in up to four savings options as determined by individual employees. The employee can direct the Trustee to invest in the following options: Amoco Stock Fund; Equity Fund; Money Market Fund; and Balanced Fund.




                                       6.

   Amoco Stock Fund

        Amoco Stock Fund's primary investment objective is to purchase shares of Amoco Corporation common stock, which have no par value. Amounts not invested in Amoco Corporation stock are held as cash or are used to purchase short-term investments or invest in short-term investment funds of the Trustee. Dividend payments on Amoco Corporation common stock held in the Amoco Stock Fund are used primarily to purchase additional shares of Amoco Corporation common stock or to meet the cash demands of the Amoco Stock Fund.

        The percentage of assets of the Amoco Stock Fund in investments other than Amoco Corporation common stock under normal circumstances is less than 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time. On December 31, 1993, the percentage of investments in Amoco Corporation common stock was 91.1 percent.

        Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his investment in the fund to all Plan participants. The manager of the Amoco Stock Fund is Norwest Bank Wisconsin, N.A.

   Equity Fund

        Amounts invested in the Equity Fund are placed in the Norwest Index Stock Fund, which is managed by Norwest Investment Management. The goal of the fund is to create a portfolio of stocks which will duplicate the Standard & Poor's ("S&P") 500 Index return with minimum deviations. The portfolio strategy provides for the purchase of stocks representing over 98 percent of the pro rata weighted market values of the S&P 500 Index. As of year end December 31, 1993, the Equity Fund represented 96 percent of the pro rata weighted market values of the S&P 500 Index. In order to reduce costs, transactions are made only to reproduce the composition of the index, to invest cash received from dividends or buyouts and to invest additions to the fund and raise cash for withdrawals.

   The Money Market Fund

        Amounts invested in the Money Market Fund are used to purchase units of the Norwest Short-Term Investment Fund. Assets of the Norwest Short-Term Investment Fund are held in cash or other short-term securities,

                                       7.
   bonds, notes, shares of money market mutual funds, domestic and foreign bank deposits, bankers acceptances, repurchase agreements, and floating rates or put issues. The portfolio guidelines state that no more than 20 percent of the fund will be held in instruments maturing in 91 days or more. For added liquidity, at least 20 percent of the fund must mature or become available on demand each day.

        The manager of the fund, Norwest Investment Management, has the responsibility of purchasing the selection of securities for the fund. The manager's goal is to select a portfolio of maturities which will offer a return higher than U.S. Treasury bills.

   Balanced Fund

        Amounts invested in the Balanced Fund are used to purchase units of the Norwest Growth Balanced Fund. The goal of the Balanced Fund is to provide the investor with capital appreciation through quality stocks and to moderate risk by holding intermediate maturity bonds. The fund's strategic allocation is 65 percent invested in stocks and 35 percent held in bonds. The asset manager, Norwest Investment Management, can change these holdings by as much as 15 percentage points in order to improve investor returns.

        The equity portion of the fund emphasizes long term capital appreciation while attempting to minimize return volatility. Five distinct equity styles, managed by Norwest Investment Management, Norwest Capital Management, Peregrine Capital Management, and Schroder Capital Management, are used to insure that the portfolio is well diversified. In addition, no single stock can compose more than 6 percent of the portfolio.

        The second component of the fund is intermediate bonds. Peregrine Capital Management operates this portion of the fund and seeks to offer a return greater than the Shearson Lehman Intermediate Government and Corporate Bond Index.





                                       8.

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                    NOTES TO FINANCIAL STATEMENTS (continued)

   2.   Summary of Significant Accounting Policies:

        All investments of the funds are stated at fair value as determined by quoted market prices. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds, or market value, to the average cost, (see Note 4).


   3.   Investments:

        The composition of various savings plan funds as of December 31, 1993 is as follows:


                                                           December 31, 1993
                                                                Market

   Amoco Stock Fund
     Amoco Corporation common stock, at market value;          $ 40,714
       770 shares (cost $43,037)
     Cash equivalents                                             3,038
     Contributions receivable and accrued interest                  936
       Total                                                     44,688

   Equity Fund
     Norwest Index Stock Fund, at market value;                  78,866
       3,706 units (cost $75,798)
     Cash Equivalents                                             1,159
     Contributions receivable and accrued interest                1,878
       Total                                                     81,903

   Money Market Fund
     Norwest Short-Term Investment Fund, at market               53,026
       value; 53,026 units (cost approximates market)
     Contributions receivable and accrued interest                1,356
       Total                                                     54,382

   Balanced Fund
     Norwest Growth Balanced Fund, at market value;             145,757
       8,218 units (cost $137,516)
     Cash Equivalents                                             1,866
     Contributions receivable and accrued interest                3,426
       Total                                                    151,049

   Total investments                                           $332,022

   4.   Sales, Redemptions, and Distributions of Securities:


                                       9.

        The aggregate of income realized from sales, redemptions, and distributions of securities in participants' accounts for the year ended December 31, 1993, was as follows:

                                                      Average       Gains
                                        Proceeds        Cost        Realized

   Equity Fund                        $    3,500    $    3,403    $      97
   Balanced Fund                           1,818         1,726           92
     Total                            $    5,318    $    5,129    $     189

        Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year.

   5.   Taxes:

        The Company believes that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that the related Trust is exempt from Federal income taxes under Section 501(a) of the Code. The Company intends during 1994 to request a ruling from the Internal Revenue Service that the Plan and Trust, as amended as of the date of such request, qualify under Sections 401(a) and 501(a) of the Code, respectively. The Company reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.

        Under present Federal income tax laws, it is expected that a participant will not be subject to income taxes on amounts contributed by the Company or on income accrued to the participant account until part or all of the participant account is withdrawn or distributed. Gains and losses on the sale of securities within a participant account are not reportable for income tax purposes unless withdrawn.

   6.   Unrealized Appreciation on Investments:

        Unrealized  appreciation  on   investments  at  December  31,  1993,
   amounted to $8,986 and has been reflected in the statement of income, expenses, and changes in plan equity for the period.

   7.   Withdrawals and Forfeitures:

        Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1993, the balance of participants' accounts withdrawn totaled $1,008. Disbursements in cash in settlement of such accounts amounted to $1,008. There were no forfeitures during the period.


                                       10.